Exhibit 99.1

STELLAR BIOTECHNOLOGIES, INC.
332 E. Scott Street
Port Hueneme, California  93041
(the “Company”)

NOTICE OF CHANGE OF AUDITOR

TO:                      D&H GROUP LLP, CHARTERED ACCOUNTANTS
AND TO:            MOSS ADAMS LLP, CERTIFIED PUBLIC ACCOUNTANTS

NOTICE IS HEREBY GIVEN that, on the advice of the Audit Committee of the Company, the Board of Directors of the Company resolved on June 3, 2014 that:

(a) The resignation of D&H Group LLP, Chartered Accountants, on June 3, 2014, as auditor of the Company be accepted, and

(b) Moss Adams LLP, Certified Public Accountants, be appointed as auditor of the Company to be effective June 3, 2014, to hold office until the next annual meeting at a remuneration to be fixed by the directors.

In accordance with National Instrument 51-102 (“NI 51-102”) we confirm that:

(a) D&H Group LLP, Chartered Accountants, resigned on its own initiative as auditor of the Company;

(b) D&H Group LLP, Chartered Accountants, has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which D&H Group LLP, Chartered Accountants, issued an audit report in respect of the Company and the date of this Notice;

(c) the resignation of D&H Group LLP, Chartered Accountants, and appointment of Moss Adams LLP, Certified Public Accountants, as auditor of the Company were considered by the Audit Committee and approved by the Board of Directors of the Company;

(d) in the opinion of the Board of Directors of the Company, no “reportable event” as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which D&H Group LLP, Chartered Accountants, issued an audit report in respect of the Company and the date of this Notice; and

(e) the Notice, resignation and letters of the auditors have been reviewed by the Audit Committee and the Board of Directors.

Dated as of June 3, 2014.

STELLAR BIOTECHNOLOGIES, INC.

Per:           /s/  Kathi Niffenegger
Kathi Niffenegger
Chief Financial Officer